RMS

SEC 18005940

SEC MAIL PROCESSING Received FEB 28 2018 WASH, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Investments Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street

(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lyons (201) 915-7437

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

AFFIRMATION

We, Judy Marlinski and Michael Lyons, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Fidelity Investments Institutional Services Company, Inc. as of December 31, 2017, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/18 Date

President
Title

Signature 2/26/18 Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 26 day of FEB., 2018

Notary Public

ANDRE KIRPAN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 4, 2022

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.

(SEC I.D. No. 8-35097)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as
a PUBLIC DOCUMENT.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Fidelity Investments Institutional Services Company, Inc.:

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of Fidelity Investments Institutional Services Company, Inc. (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2018

We have served as the Company's auditor since at least 2001. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, 300 Madison Avenue New York, NY 10017
T: 646-471-3000, F: 813-286-6000, www.pwc.com

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(Dollars in thousands, except share data)

ASSETS		
Securities owned - at fair value	$	14,157
Prepaid expenses		1,854
Deferred dealer concessions, net		367
Other assets		348
Total Assets	$	16,726
LIABILITIES		
Payable to brokers and dealers	$	2,627
Other liabilities		1,214
Total Liabilities		3,841
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 3,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		24,471
Retained earnings		60,728
Total Stockholder's Equity		85,200
Less: Net receivable from Parent		(72,315)
Total Stockholder's Equity, Net		12,885
Total Liabilities and Stockholder's Equity, Net	$	16,726

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of FMR LLC (the "Parent"). The Company earns revenues by providing marketing and distribution services associated with selling mutual funds for Fidelity Distributors Corporation ("FDC"), an affiliated, wholly-owned subsidiary of the Parent. FDC is the principal underwriter and distributor of the Fidelity mutual funds. In addition, the Company is a distributor for certain Fidelity offshore mutual funds and college investment trust plans, which are both managed by an affiliate.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company generally invests excess cash into money market funds, which are classified as securities owned at fair value in the statement of financial condition.

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. Management seeks to maximize the use of observable inputs.

The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets primarily include investments in Fidelity sponsored money market funds.
- The Company did not have any Level 1 financial liabilities at December 31, 2017.

2. Summary of Significant Accounting Policies, continued:

Fair Value Measurements, continued

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2017.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2017.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include net receivable from Parent, payables to brokers and dealers, and other liabilities, which would have been classified as Level 2 within the fair value hierarchy.

Deferred Dealer Concessions

Deferred dealer concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds which are deferred and amortized on a straight-line basis, generally over a twelve month period.

Management evaluates deferred dealer concessions for impairment when events or changes in circumstances indicate that the respective carrying value may not be recoverable. When the carrying value of deferred dealer concessions exceeds the sum of the expected undiscounted cash flows from their use, the carrying value is reduced to fair value. The Company did not record any impairments in 2017.

Income Taxes

The Parent is subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code, which generally allows taxable income, deductions and credits to flow directly to its shareholders. The Company is also subject to taxation under the Subchapter S rules. The Company is not subject to any Federal income taxes.

The Company is subject to tax in certain state and local jurisdictions. The Parent allocates to the Company a direct intercompany charge equivalent to state and local taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company by the Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. This amount has been offset in the net receivable from Parent in the statement of financial condition.

(Dollars in thousands)

2. Summary of Significant Accounting Policies, continued:

Income Taxes, continued

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

3. Securities Owned - at Fair Value:

Securities owned at fair value consist of shares held in a Fidelity money market mutual fund. Securities owned are measured at fair value on a recurring basis. The fair value of securities owned is determined using published net asset values. At December 31, 2017, all of the Company's securities owned measured at fair value are classified as Level 1 within the fair value hierarchy. There were neither changes to the valuation techniques used by the Company to determine fair value nor were there transfers into or out of Level 1 of the fair value hierarchy during the year.

4. Commitments and Contingencies:

The Company could be named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated.

In the normal course of business, the Company enters into contracts that contain representations and warranties, which provide general indemnifications. The Company's potential maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

5. Charge Equivalent to Taxes on Income:

At December 31, 2017, the Company had a net deferred tax asset of $888, which is included in net receivable from Parent in the statement of financial condition. The primary source of temporary differences which comprise the net deferred tax asset is deferred compensation.

The Company files income tax returns both as part of the Parent's U.S. federal and state income tax return filings as well as on a separate company basis. With limited exceptions, the returns that include the Company's activity are no longer subject to federal tax examinations for years before 2010 or state and local examinations for years before 2004.

6. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2017, the Company had net capital of $10,033, of which $9,783 was in excess of its required net capital of $250.

6. Net Capital Requirement, continued:

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company claims an exemption from the Securities and Exchange Commission's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to the (k)(1) provision.

7. Transactions with Affiliated Companies:

Intercompany transactions with the Parent and affiliated companies are charged or credited through an intercompany account with the Parent and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with the Parent. Under a master netting agreement with the Parent, the Company may offset assets and liabilities which will ultimately be settled by the Parent on behalf of the Company. In accordance with the agreement, amounts owed to the Parent and affiliated companies for intercompany transactions at December 31, 2017 are shown net within the net receivable from the Parent on the statement of financial condition. The Company settles the receivable from the Parent periodically through a non-cash dividend, and as such, this receivable is presented as a component of stockholder's equity on the statement of financial condition.

The Company participates in the Parent's defined contribution retirement savings plan (the "Plan") covering eligible employees. The Parent contributes annually to the Plan in amounts that are generally at the discretion of the Parent and equal to a percentage of participating employees' eligible compensation. Additionally, the Parent makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year.

The Company participates in the Parent's Retiree Health Reimbursement Plan ("RHRP"), a defined benefit health reimbursement arrangement covering eligible employees. The Parent has established the Fidelity Welfare Benefit Plans VEBA Trust to provide a funding vehicle for certain benefit related to the Parent's benefit plans, including the RHRP. In 2017, the Parent accrued a benefit to participants under the RHRP based on an award of three thousand dollars for each eligible full-time employee and one thousand five hundred dollars for each eligible part-time employee, subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of the Parent.

The Company participates in various share-based compensatory plans sponsored by the Parent and is allocated a compensation charge from the Parent that is amortized over the period in which it is earned by participants. The various share-based compensation arrangements are accounted for as share appreciation rights by the Parent. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with compensation based on participation in changes in the Parent's net asset value per share over their respective terms. All plans are settled in cash or senior notes at the end of their defined term or when plan participants are no longer employees.

8. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include brokers, dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

9. Subsequent Events:

As of January 1, 2018, the Company became a wholly-owned subsidiary of Fidelity Global Brokerage Group, Inc., a wholly-owned subsidiary of the Parent. The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 and through February 26, 2018 (the date of this report). There have been no material subsequent events that occurred during such period other than what has been noted that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2017.